SECURITIES AND EXCHANGE COMMISSION

                                    Washington, D.C. 20549


       ************************************
                 In the Matter of
        Alliant Energy Corporation, et al.                         CERTIFICATE
                                                                   PURSUANT TO
                     File No.                                        RULE 24

   (Public Utility Holding Company Act of 1935)
       ************************************

     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9455. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated August 26, 1999 (the "Order"). The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the
Act:

     a. The sales of Common Stock of Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

     ANSWER:

        10/16/00        14,863 shares              $30.1959 per share
        11/15/00       179,270 shares              $30.6379 per share
        12/15/00        15,123 shares              $30.4246 per share

Shares shown above were issued pursuant to the Company's Shareowner Direct
Plan. Shares were credited to Plan participant's accounts at the prices shown. This price represents the aggregate price of open market purchases for the investment dates.


     b. The total number of shares of Alliant Energy Common Stock issued or issuable under options granted during the quarter under Alliant Energy's benefit plans or otherwise.

     ANSWER:  Stock options  exercised under the Alliant Energy Long-Term Equity
                Incentive Plan:
                Date:             12/28/00
                Number of Shares:    2,700
                Exercise Price:     $27.50


     c. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

     ANSWER: NONE


     d. The names of the guarantors and of the beneficiary of any Guaranteed Note, Alliant Energy Guarantee or Non-utility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

     ANSWER:

     The guarantees issued can be summarized as follows:



       Guarantor      On behalf of         Purpose           Nominal Amounts

       Alliant        Cargill-             Bulk power         $13,475,000*
       Energy         Alliant              purchases/sales

       Alliant        EUA Cogenex          Guarantee of       $75,000,000
       Energy         Corp.                Discounting
                                           Facility

       Alliant        Iowa Land and        Guarantee of       $ 2,650,000
       Energy         Building Company     Lease Payments

       Alliant        Various              Performance        $14,381,194
       Energy         Subsidiaries         bonds, etc.

       Resources      Argo Power, LLC      Turbine            $45,000,000**
                                           Purchases

       Resources      Southern Hydro       Guarantee of        $9,780,318***
                      Operations           Subordinated
                      Pty Ltd              Debt Facility

     * Alliant Energy is liable for 50% of total combined guarantees issued by Alliant Energy and Cargill on behalf of Cargill-Alliant.

     ** This guarantee was actually issued in the third quarter of 2000.

     *** This guarantee is actually for Australian dollars 18,765,000, which is equivalent to U.S. dollars 9,780,318 at an exchange rate of USD 0.5212 / AUD 1.

         See EXHIBIT A-1 attached for additional details.


     e. The amount and terms of any Debentures issued during the quarter.

     ANSWER: None.

     f. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52.

     ANSWER: None.

     g. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

     ANSWER: None.

     h. The name, parent company, and amount invested in any new Intermediate Subsidiary, Financing Subsidiary, Energy Asset Subsidiary during the quarter.

     ANSWER:
       Name                    Parent                Amount  Invested
       Alliant Energy Hydro   Alliant Energy         $47,689,800*
       Pty Ltd.               Australia Pty Ltd.

     * The amount of this investment was actually Australian dollars 91,500,000, which is equivalent to U.S. dollars 47,689,800 at an exchange rate of USD 0.5212 / AUD 1.


     i. A list of U-6B-2 forms (Certificate of the issuance, renewal or guarantee of a security exempted from provisions of Section 6(a)) filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

     ANSWER:

               Alliant Energy Resources, Inc.             November 14, 2000

     j. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

     ANSWER: See EXHIBIT B attached.






                                      S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                                            ALLIANT ENERGY CORPORATION



                                            By:   ______________________________
                                                  Name:  Enrique Bacalao
                                                  Title: Assistant Treasurer

March 30, 2001


 Exhibit A-1
                   Detail of the Guarantees issued during the quarter ending 12/31/00


                                                                                                  Date Of     Date of      Amount
 Guarantor      On Behalf Of            Purpose               Name of Guaranteed Party           Guarantee   Expiration  Guaranteed
-----------------------------------------------------------------------------------------------------------------------------------

Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   British Columbia Hydro & Power Auth. 10/10/2000 10/29/2001 $  200,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   City of Santa Clara/Silicon          10/10/2000 10/22/2001 $1,000,000
                                                             Valley Power
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   DTE Energy Trading, Inc.             10/12/2000 08/01/2001 $3,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   The Detroit Edison Company           10/12/2000 05/30/2001 $1,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Missouri River Energy Services       10/20/2000 10/20/2001 $  500,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Seattle City Light                   11/03/2000 11/03/2001 $1,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Puget Sound Energy, Inc.             11/15/2000 12/03/2001 $  750,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Entergy Services Inc.                12/13/2000 12/01/2001 $2,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   Public Utility District #1           12/18/2000 01/03/2002 $  500,000
                                                             of Snohomish Cty
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales   TransCanada Power                    12/19/2000 01/07/2002 $2,000,000
                                                                                                                       ------------

                                                                                                                       $11,950,000
                                                                                                                       ============



    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales  Ameren Energy, Inc.                   10/09/2000 10/09/2001 $1,000,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales  Enron Power Marketing                 11/27/2000 11/27/2001 $8,000,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales  Koch Energy Trading, Inc.             12/14/2000 12/14/2001 $2,000,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales  Morgan Stanley Capital Group, Inc.    11/16/2000 11/16/2001 $1,000,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales  OGE Energy Resources, Inc.            11/16/2000 11/16/2001 $  500,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales  PP&L Montana, LLC                     12/14/2000 12/14/2001 $1,000,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales  South Carolina Electric & Gas Co      12/08/2000 12/08/2001 $1,000,000
    Cargill     Cargill-Alliant  Bulk Power Purchase/Sales  Split Rock Energy LLC                 12/10/2000 10/12/2001 $  500,000
                                                                                                                       ------------
                                                                                                                       $15,000,000
                                                                                                                       ============

Total Cargill & Alliant Energy Combined *                                                                              $26,950,000



Alliant Energy Liability is 50% of Total Cargill & Alliant Energy Guarantees Combined                                  $13,475,000



Alliant Energy  EUA Cogenex Corp.  Guarantee of                Fleet Business Credit Corp.    12/29/2000     NA      $75,000,000
                                   discounting facility

Alliant Energy  Iowa Land and     Guarantee of lease payments  BLC Corporation                10/16/2000     NA      $ 2,650,000
                Building Company

Resources       Argo Power, LLC   Turbine purchases            General Electric Company      08/18/2000** 02/27/2001 $45,000,000

Resources       Southern Hydro    Guarantee of Subordinated    Commonwealth Bank of Australia 10/31/2000  03/30/2001 $ 9,780,318 ***
                Operations         Debt Facility                Macquarie Bank
                Pty Ltd.

* This amount includes amendments and renewals of existing guarantees issued during the quarter.
**This guarantee was actually issued in the third quarter of 2000.
***This guarantee is actually for Australian dollars 18,765,000, which is equivalent to U.S. dollars 9,780,318 at an exchange rate of USD 0.5212 / AUD 1 .



Exhibit B


                           ALLIANT ENERGY CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME

                                                      Year Ended December 31,
                                                      2000                   1999              1998
-------------------------------------------------------------------------------------------------------------
                                                         (in thousands, except per share amounts)



Operating revenues:
  Electric utility                                        $1,648,036        $1,548,938        $1,567,442
  Gas utility                                                414,948           314,319           295,590
  Non-regulated and other                                    342,000           264,716           267,842
                                                      ---------------    --------------    --------------
                                                           2,404,984         2,127,973         2,130,874
                                                      ---------------    --------------    --------------

-------------------------------------------------------------------------------------------------------------

Operating expenses:
  Electric and steam production fuels                        288,621           262,305           297,685
  Purchased power                                            294,818           255,446           255,332
  Cost of utility gas sold                                   278,734           180,519           166,453
  Other operation and maintenance                            734,675           669,111           742,971
  Depreciation and amortization                              322,334           279,088           279,505
  Taxes other than income taxes                              104,746           104,969           105,626
                                                           ----------        ----------        ----------
                                                           2,023,928         1,751,438         1,847,572
                                                           ----------        ----------        ----------
--------------------------------------------------------------------------------------------------------------

Operating income                                             381,056           376,535           283,302
                                                           ----------        ----------        ----------
--------------------------------------------------------------------------------------------------------------

Interest expense and other:
  Interest expense                                           173,614           136,229           129,363
  Allowance for funds used during construction               (8,761)           (7,292)           (6,812)
  Preferred dividend requirements of subsidiaries              6,713             6,706             6,699
  Gain on reclassification of investments                  (321,349)                 -                 -
  Gains on sales of McLeodUSA Inc. stock                    (23,773)          (40,272)                 -
  Miscellaneous, net                                        (66,158)          (35,903)             (736)
                                                           ----------        ----------        ----------
                                                           (239,714)            59,468           128,514
                                                           ----------        ----------        ----------
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                   620,770           317,067           154,788
                                                           ----------        ----------        ----------
-------------------------------------------------------------------------------------------------------------

Income taxes                                                 238,816           120,486            58,113
                                                           ----------        ----------        ----------
-------------------------------------------------------------------------------------------------------------
Income before cumulative effect of a change in
 accounting principle, net of tax                            381,954           196,581            96,675
                                                           ----------        ----------        ----------
-------------------------------------------------------------------------------------------------------------

Cumulative effect of a change in accounting
 principle, net of tax                                       16,708                 -                 -
                                                           ----------        ----------        ----------
-------------------------------------------------------------------------------------------------------------

Net income                                                  $398,662          $196,581           $96,675
                                                           ==========        ==========        ==========
-------------------------------------------------------------------------------------------------------------
  Average number of common shares outstanding - basic         79,003            78,352            76,912
                                                           ==========        ==========        ==========
-------------------------------------------------------------------------------------------------------------
Earnings per average common share - basic:
 Income before cumulative effect of a change
   in accounting principle                                     $4.84             $2.51             $1.26
 Cumulative effect of a change in accounting principle          0.21                 -                 -
                                                           ----------        ----------        ----------
                                           Net income          $5.05             $2.51             $1.26
                                                           ==========        ==========        ==========

-------------------------------------------------------------------------------------------------------------
Average number of common shares outstanding - diluted         79,193            78,395            76,929
                                                           ==========        ==========        ==========
-------------------------------------------------------------------------------------------------------------
Earnings per average common share - diluted:
 Income before cumulative effect of a change
   in accounting principle                                     $4.82             $2.51             $1.26
Cumulative effect of a change in accounting principle           0.21                 -                 -
                                                           ----------        ----------        ----------
                                           Net income          $5.03             $2.51             $1.26
                                                           ==========        ==========        ==========

-------------------------------------------------------------------------------------------------------------
Dividends declared per common share                            $2.00             $2.00             $2.00
                                                           ==========        ==========        ==========
-------------------------------------------------------------------------------------------------------------
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                           ALLIANT ENERGY CORPORATION
                          CONSOLIDATED BALANCE SHEETS

ASSETS                                                                 December 31,
                                                                  2000              1999
-------------------------------------------------------------------------------------------------------------
                                                                    (in thousands)

Property, plant and equipment:
  Utility -
    Plant in service -
      Electric                                                 $5,203,069         $5,032,675
      Gas                                                         574,390            540,874
      Other                                                       474,116            458,547
                                                               ------------       ------------
                                                                6,251,575          6,032,096
    Less - Accumulated depreciation                             3,296,546          3,077,459
                                                               ------------        -----------
                                                                2,955,029          2,954,637
    Construction work in progress                                 130,856            119,276
    Nuclear fuel, net of amortization                              61,935             54,363
                                                                ------------        -----------
                                                                3,147,820          3,128,276
  Other property, plant and equipment, net of accumulated
   depreciation and amortization of $209,072 and                 571,487            357,758
$184,722, respectively                                          ------------       ------------
                                                                3,719,307          3,486,034
                                                                ------------       ------------
-------------------------------------------------------------------------------------------------------------
Current assets:
  Cash and temporary cash investments                             148,415            113,669
  Accounts receivable:
    Customer, less allowance for doubtful accounts
      of $3,762 and $2,253, respectively                          122,895             67,299
    Unbilled utility revenues                                     124,515             48,033
    Other, less allowance for doubtful accounts
      of $484 and $954, respectively                               45,829             30,095
  Notes receivable, less allowance for doubtful
      accounts of $484 and $153, respectively                       9,968              6,328
  Production fuel, at average cost                                 46,627             49,657
  Materials and supplies, at average cost                          55,930             52,440
  Gas stored underground, at average cost                          41,359             23,151
  Regulatory assets                                                29,348             33,439
  Prepaid gross receipts tax                                       23,088             20,864
  Other                                                            63,007             41,011
                                                                  ------------       ------------
                                                                  710,981            485,986
                                                                  ------------       ------------
-------------------------------------------------------------------------------------------------------------
Investments:
  Investment in available-for-sale securities of McLeodUSA        569,951          1,123,790
Inc.
  Investment in trading securities of McLeodUSA Inc.              220,912                  -
  Investments in unconsolidated foreign entities                  507,655            198,055
  Nuclear decommissioning trust funds                             307,940            271,258
  Other                                                           132,203             59,866
                                                                ------------       ------------
                                                                1,738,661          1,652,969
                                                                ------------       ------------
-------------------------------------------------------------------------------------------------------------
Other assets:
  Regulatory assets                                               270,779            263,610
  Deferred charges and other                                      294,038            187,084
                                                                ------------       -----------
                                                                  564,817            450,694
                                                                ------------       -----------
-------------------------------------------------------------------------------------------------------------
                                               Total assets    $6,733,766         $6,075,683
                                                               =============      ============
-------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                           ALLIANT ENERGY CORPORATION
                           CONSOLIDATED BALANCE SHEETS(Continued)

                                                                            December 31,
CAPITALIZATION AND LIABILITIES                                         2000               1999
-------------------------------------------------------------------------------------------------------------
                                                                           (in thousands)


Capitalization(See Consolidated Statements of Capitalization):
  Common stock                                                            $790               $790
  Additional paid-in capital                                           947,504            942,408
  Retained earnings                                                    818,162            577,464
  Accumulated other comprehensive income                               271,867            634,903
  Shares in deferred compensation trust                                   (851)                 -
                                                                 ---------------    ---------------
       Total common equity                                           2,037,472          2,155,565

                                                                 ---------------    ---------------
  Cumulative preferred stock of subsidiaries, net                      113,790            113,638
  Long-term debt (excluding current portion)                         1,910,116          1,486,765
                                                                 ---------------    ---------------
                                                                     4,061,378          3,755,968
                                                                 ---------------    ---------------
-------------------------------------------------------------------------------------------------------------
Current liabilities:
  Current maturities and sinking funds                                  92,477             54,795
  Variable rate demand bonds                                            55,100             55,100
  Commercial paper                                                     283,885            374,673
  Notes payable                                                         50,067             50,046
  Other short-term borrowings                                          110,783                  -
  Accounts payable                                                     296,959            191,149
  Accrued taxes                                                         87,484             78,825
  Other                                                                177,580            129,037
                                                                 ---------------    ---------------
                                                                     1,154,335            933,625
                                                                 ---------------    ---------------
-------------------------------------------------------------------------------------------------------------
Other long-term liabilities and deferred credits:
  Accumulated deferred income taxes                                    931,675          1,018,482
  Accumulated deferred investment tax credits                           67,364             71,857
  Derivative liability                                                 181,925                  -
  Environmental liabilities                                             64,532             65,327
  Pension and other benefit obligations                                 65,399             61,988
  Other                                                                207,158            168,436
                                                                 ---------------    ---------------
                                                                     1,518,053          1,386,090
                                                                 ---------------    ---------------
-------------------------------------------------------------------------------------------------------------
Commitments and contingencies(Note 11)

-------------------------------------------------------------------------------------------------------------
Total capitalization and liabilities                                $6,733,766         $6,075,683

-------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.